Mail Stop 3561
April 19, 2006

Via U.S. Mail and Facsimile

Richard F. Lark, Jr.
Chief Financial Officer
GOL Linhas Aereas Inteligentes S.A.
Rua Tamoios 246
Jardim Aeroporto
04630-000 Sao Paulo, Sao Paulo
Federative Republic of Brazil


RE:	GOL Linhas Aereas Inteligentes S.A. (the Company)
Form 20-F for the Fiscal Year Ended December 31, 2005
File No. 1-32221

Dear Mr. Lark:

      Based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.
      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.


Form 20-F for the Fiscal Year ended December 31, 2005

Selected Financial Data, page 6

1. You present EBITDA because you believe it is a useful indicator of your operating performance and it is useful in comparing your operating performance with other companies in the airline industry.
We understand from note 10 that you have firm purchase orders for aircraft deliveries beginning in 2006. Given that you will own and lease portions of your fleet, it is not clear why eliminating the cost of certain aircraft, but not of others, will be useful to investors when evaluating your operating performance. In addition, we understand that many airlines lease their aircraft. In this regard, it is not clear why it will be useful to investors to ignore the costs of your owned aircraft when comparing your operating performance to that of competitors that lease their aircraft. Therefore, please tell us and revise to disclose the substantive reason specific to you that demonstrates the usefulness to investors of EBITDA when evaluating your performance, or in the alternative, revise to eliminate presentation of this measure.

Item 4.B.  Business Overview, page 17

2. You state that you have one of the lowest operating costs in the
airline industry worldwide. For each major cost category in which you believe you have an advantage compared to the industry, please tell us and revise to disclose your belief as to the underlying reasons why this is the case. Please also disclose whether you expect the cost advantages to continue for the foreseeable future or whether you are aware of any conditions that may cause your cost advantage to diminish over time. For example, we note from page 47 that you incur lower maintenance expenses because most of the parts on your aircraft are covered under multi-year warranties. In this case, please disclose when your aircraft warranties expire and, if determinable, your best estimate of the approximate amount of additional costs you will then bear.

Item 5.  Operating and Financial Review and Prospectus, page 43

Results of Operations, page 52

3. Where changes in results are attributed to more than one factor, please revise to quantify the impact of each factor. For example, you state aircraft rent increased 23% due to a 54% increase in the average size of your fleet, which was partially offset by the 12% appreciation of the real against the U.S. dollar. Please quantify each of these items. In addition, please consider the use of tables to present and tabulate the various factors.

4. Please expand to provide further analysis of the underlying business reasons for changes in your results of operations. For example, maintenance expenses increased 7% while the number of airframe checks and engine repairs increased 27%. You state that this is because of lower average repair costs, but you do not explain the underlying reason why repair costs were lower on average.

F.  Tabular Disclosure of Contractual Obligations, page 58

5. Please revise the contractual obligations table in future filings to also include purchase obligations of the Company such as the firm purchase orders for the Boeing aircraft. Also, given your disclosures on page 57 under the liquidity and capital resources section of MD&A that "the firm orders represent a significant financial commitment" and that you expect to obtain low cost financing for the majority of the purchase of the firm order aircraft, you should also discuss the impact the acquisition of the additional aircraft is expected to have on the Company. Your discussion should address, at a minimum, the impact the incremental debt financing management believes will have on the Company`s cash position, liquidity, future results of operations and financial statements as a whole.

Note 5.  Deposits, page F-10

6. We note you capitalize the aircraft and engine maintenance payments required by your lease agreements and that you can apply excess payments against the final lease payment. Please tell us why you concluded capitalization of these payments was appropriate.
In
this regard, please tell us whether excess payments are refundable to you, whether the lessor reduces future payments if amounts paid have exceeded actual maintenance costs, and whether you expect cumulative excess payments to exist at the end of the lease term. Also, please clarify for us whether the term `final lease payment` encompasses any amounts other than the ordinary final monthly lease payment. If maintenance payments required under your leases are nonrefundable, it would appear that your leases are similar, in substance, to leasing maintained aircraft and engines, in which case you should recognize both stated rent and stated maintenance expense over the term of the lease similar to rental expense.

Exhibits

7. Please amend your Form 20-F to include certifications pursuant to section 906 of the U.S. Sarbanes Oxley Act of 2002 from your chief executive officer and chief financial officer which reference the fiscal year ended December 31, 2005 rather than December 31, 2004.

Other

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		You may contact Jean Yu at (202) 551-3305 or Lyn Shenk at
(202) 551-3380 if you have questions regarding the comments above.


	Sincerely,



	Linda Cvrkel
	Branch Chief
Richard F. Lark, Jr.
GOL Linhas Aereas Inteligentes S.A.
April 19, 2006
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